UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

APPLIED GENETIC TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

03820J 10 0

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

02/23/2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03820J 10 0 SCHEDULE 13D/A2 Page 2 of 7

1. Names of Reporting Persons. GlaxoSmithKline plc
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,436,448
8. Shared Voting Power -0-
9. Sole Dispositive Power 1,436,448
10. Shared Dispositive Power -0-
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,436,448 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 8.7% (2)
14. Type of Reporting Person CO

Footnotes:

(1) Shares of Common Stock are held of record by S.R. One, Limited (S.R. One), an indirect, wholly-owned subsidiary of the Reporting Person.

(2) Based on 16,441,560 shares of Common Stock outstanding as of January 30, 2015.

CUSIP No. 03820J 10 0	SCHEDULE 13D/A2	Page 3 of 7

ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on April 7, 2014 (as amended by Amendment No. 1 filed on February 13, 2015, the “Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (the “Shares”) of Applied Genetic Technologies Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 11801 Research Drive, Suite D, Alachua, Florida 32615. This Amendment No. 2 is filed to disclose changes to beneficial ownership as a result of the disposition of shares of Common Stock by the Reporting Person. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety, and replacing it with Schedule 1 attached hereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

On February 23, 2015 S.R. One disposed of 503,150 Shares at a price of $22.0006 per Share. As a result, GlaxoSmithKline plc beneficially owns 1,436,448 Shares which represents 8.7% of the 16,441,560 Shares outstanding as of January 30, 2015.

__________________________________________________________________________________________________

CUSIP No. 03820J 10 0	SCHEDULE 13D/A2	Page 4 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 24 February 2015

GLAXOSMITHKLINE PLC

/s/ Victoria A. Whyte

By: Victoria A. Whyte

Title: Company Secretary

CUSIP No. 03820J 10 0	SCHEDULE 13D/A2	Page 5 of 7

Schedule I

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Dr. Moncef Slaoui	709 Swedeland Road King of Prussia Pennsylvania 19406	Executive Director and Chairman Global Vaccines	Moroccan, Belgian & US
Sir Christopher Gent	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British
Sir Philip Hampton	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Dr. Stephanie Burns	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Stacey Cartwright	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Sir Deryck Maughan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

CUSIP No. 03820J 10 0	SCHEDULE 13D/A2	Page6 of 7

Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Tom de Swaan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Jing Ulrich	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Hans Wijers	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch
Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss

Corporate Executive Team
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Dr. Moncef Slaoui	709 Swedeland Road King of Prussia Pennsylvania 19406	Executive Director Chairman Global Vaccines	Moroccan, Belgian & US

CUSIP No. 03820J 10 0	SCHEDULE 13D/A2	Page7 of 7

Nick Hirons Abbas Hussain	980 Great West Road Brentford Middlesex TW8 9GS 150 Beach Road 22-00 Gateway West 189720 Singapore	Senior Vice President, Global Ethics and Compliance President,Global Pharmaceuticals	British British
William Louv	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	Senior Vice President, Core Business Services	US
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Communications and Government Affairs	British
Daniel Troy	5 Crescent Drive Philadelphia, PA 19112	Senior Vice President & General Counsel	US
Dr. Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals R&D	British
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Consumer Healthcare	British
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Manufacturing & Supply	Irish